Exhibit 99.1

Final Transcript
Conference Call Transcript
ODSY — Odyssey HealthCare to Acquire VistaCare, Expanding Odyssey’s Platform Conference Call
Event Date/Time: Jan. 16. 2008 / 8:00AM CT

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Final Transcript
CORPORATE PARTICIPANTS
Dirk Allison
Odyssey HealthCare — SVP and CFO
Bob Lefton
Odyssey HealthCare — President and CEO
CONFERENCE CALL PARTICIPANTS
Kevin Fischbeck
Lehman Brothers — Analyst
Dawn Brock
JPMorgan — Analyst
Darren Lehrich
Deutsche Bank — Analyst
Kirk Streckfus
Stifel Nicolaus — Analyst
Jie Bao
Citigroup — Analyst
Jeff Enwinder
Standard & Poor’s — Analyst
Frank Morgan
Jefferies & Co. — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the Odyssey HealthCare to acquire VistaCare expanding Odyssey’s platform conference call. My name is Lauren and I will be your coordinator for today. At this time all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of this conference. (OPERATOR INSTRUCTIONS).
I would now like to turn the presentation over to your host for today’s call, Mr. Dirk Allison, Senior Vice President and CFO.

Dirk Allison - Odyssey HealthCare — SVP and CFO
Thank you, operator. Let me welcome everyone to the conference call to discuss our press release announcing Odyssey’s acquisition of VistaCare. Presenting for the Company today are Bob Lefton, our CEO, and myself, Dirk Allison. Before I turn the call over to Bob, I want to take care of a couple of items. The first as it relates to forward-looking statements.
Certain statements in this presentation are forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements are based on management’s current expectations and are subject to known and unknown risks, uncertainties and assumptions which may cause the forward-looking events and circumstances discussed in this presentation to differ materially from those anticipated or implied by the forward-looking statements. Such risks, uncertainties and assumptions include but are not limited to the tender offer not being completed or the merger not being consummated because conditions, precedent to the completion of the acquisition may not be satisfied; and those additional risks, uncertainties and assumptions identified in our press release dated January 15, 2008 and the disclosures contained under the heading government regulations and payment structure in item 1 business and Item 1A risk factors of Odyssey’s annual report on Form 10-K filed with the Securities and Exchange Commissions on March 9, 2007 and in Odyssey’s other filings with the Securities and Exchange Commission.

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Final Transcript
Many of these factors are beyond the ability of the Company to control or predict. Given these uncertainties, listeners are cautioned not to place undue reliance on such forward-looking statements which reflect management’s views only as of today’s date. The Company undertakes no obligation to revise or update any of the forward-looking statements or publicly announce any updates or revisions to any of the forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions, circumstances or assumptions underlying such statements.
Second, this call is being recorded on behalf of Odyssey and will be available in approximately two hours following the conclusion of this call until January 22, 2008 and will be accessible through our website at www.odsyhealth.com or by calling 1-888-286-8010 or 1-617-801-6888 and using the pass code 86350920.
And with that, I’ll turn the call over to Bob.

Bob Lefton - Odyssey HealthCare — President and CEO
Thanks, Dirk. Good morning everyone. Thanks for joining us for our conference call to discuss the exciting news we announced yesterday evening. As you know, Odyssey HealthCare and VistaCare have entered into a definitive acquisition agreement. This acquisition brings together two leading hospice companies creating a new company with great potential and a strong foundation for future growth.
The total value of the transaction is expected to be $147.1 million representing a price of $8.60 per share. The all-cash transaction is expected to close in the first quarter of 2008. This transaction is a turning point for Odyssey as we expect to exceed $600 million in net revenues, improve our platform for growth in our core hospice business and add valuable and talented professionals to our Company.
Our combination with VistaCare will substantially extend our industry leadership and our geographic reach in the markets we serve and create additional visibility that adds value in recruiting and development activities. We believe this transaction brings together two highly compatible organizations who share similar cultures, philosophies and standards of excellence fostered by talented management teams and employees.
We anticipate a smooth integration and look forward to working with VistaCare to make our combined company stronger, more profitable and an even better investment for our shareholders.
With the completion of the transaction, Odyssey solidifies its position as an industry leader with approximately 110 owned or operated locations in 31 states with an average daily census of more than 12,000. Our enthusiasm for this transaction and the thesis of the deal is really pretty straightforward. After spending considerable time with VistaCare since they announced their strategic review process last May, we realized that the company had a good portfolio of programs particularly after they commenced their previously announced restructuring program and exited some markets.
We believe that the vast majority of their remaining programs fit very well strategically with Odyssey’s portfolio. We also identified that the challenges VistaCare face and thus the opportunity that Odyssey has, was that the portfolio of good programs did not have sufficient scale to leverage the infrastructure it takes to maximize value.
Odyssey’s infrastructure, especially in light of the investment we have been making over the last two years, has the ability to be leveraged further and thus we believe this creates a significant opportunity for us. And so the strategy is pretty straightforward, purchase VistaCare’s portfolio, continue their restructuring program in terms of portfolio rationalization, and recognize the significant synergies that can be achieved in corporate overhead.
We believe that the price we are paying allows us to do this and enhance long-term value to our shareholders. We also believe the risk of this deal is muted due to the fact that success depends primarily on synergies and does not require operational or Medicare cap improvements at the program level. In addition, we anticipate the application of our operational initiatives could then generate an additional contribution to earnings beyond the projected synergies.
We anticipate that the acquisition will be accretive to earnings in 2009 after absorbing the cost of integration in 2008. In 2008, we anticipate the acquisition will be neutral to earnings.

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Final Transcript
Odyssey has a strong management team that we have brought together over the past two years with a track record of managing acquisitions and successful integrations. Our team believes that the price of this acquisition is reasonable and that our synergy goals are achievable. We are excited and energized. In our view, VistaCare represents a tremendous opportunity.
As we have emphasized in our investor presentation, our goal is to accelerate revenue growth and increase volume. With this acquisition, we accomplish both goals. In addition to same-store growth and de novos, the other leg of our growth strategy is complementary acquisitions. Clearly this transaction has substantially accelerated progress on that front.
I might add that over the past several quarters you have heard us talk repeatedly about the investment we have made in our IT platform. Never were the benefits more obvious to us. Without that investment, we could not have undertaken this major acquisition.
Completion of the transaction which is expected in the first quarter of 2008 is subject to customary closing conditions including the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the tender of at least a majority of VistaCare’s outstanding shares of the tender offer, among other conditions. The transaction has been structured as a two-stepped acquisition including a cash tender offer for all outstanding shares of VistaCare common stock followed by a cash merger in which Odyssey would acquire any remaining outstanding shares of VistaCare common stock.
Odyssey intends to fund the transaction with $30 million of its own cash and a funded commitment of $150 million from GE Capital consisting of a five-year $30 million revolving credit facility and a six-year $120 million term loan. After the transaction is complete, Odyssey will have approximately $20 million to $25 million in cash remaining on its balance sheet and approximately $30 million still available on its GE Capital commitment. The financing is subject to customary closing conditions.
This acquisition is an important step for our Company. The new Odyssey will be inherently stronger than either company was independently. We are excited to join forces with the excellent VistaCare clinical professionals.
In summary, we believe this transaction to be a milestone event for our Company, our employees, and our shareholders. We view it as a tremendous opportunity. I am confident that we are up to the challenge and we look forward to a seamless and timely integration.
Operator, we would now be happy to open the floor up to any questions.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Kevin Fischbeck, Lehman Brothers.

Kevin Fischbeck - Lehman Brothers — Analyst
Okay. Thank you, good morning. I wanted to just take a step back and think about the implications as far as this transaction on your core business. It seems like you are still executing on your Medicare Cap plans and yet you are taking on a company in the midst of a major turnaround. Can you talk about — I guess where you are and why you feel comfortable making such a big transaction at this point?

Bob Lefton - Odyssey HealthCare — President and CEO
Yes, as the results have indicated over the last few quarters, we are really pleased with the progress we’ve made on the Medicare Cap. I think we are now in the position, you know, we’ve made some changes. We have some new management in place and I think we are ready for this challenge. I think the internal and frankly, I think a lot of the addition of the VistaCare program will enhance our overall effort. So we are ready for this.

Kevin Fischbeck - Lehman Brothers — Analyst

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Final Transcript
Okay. And as far as this transaction being a success, you said that you don’t really need any sort of operational improvements. I guess I wanted to understand a little bit better what you mean by that? Are you saying that there is no [expected] improvement off of the Q3 type run rate or are you assuming no operational improvements above and beyond what VistaCare was assuming in its transaction plan?

Bob Lefton - Odyssey HealthCare — President and CEO
No. What they are currently running now, if you look at what they are currently running now at the program level and then we realize the synergies that we’ve outlined in very detailed plans, that is what we are talking about. So we are not assuming that any of their future turnaround plans have take place. All of that will be additional accretion to what we’ve assumed.

Kevin Fischbeck - Lehman Brothers — Analyst
Okay. And then last question, based upon my model for you guys and my model of VistaCare when I combine them, it looks like you’re looking for a little bit lower ADC and revenue. Are you assuming any sort of site closures above and beyond what you and VistaCare have announced separately or is this just an execution of what has already been announced?

Bob Lefton - Odyssey HealthCare — President and CEO
No, they are in the midst of their turnaround and they’ve already identified some programs that haven’t exited their portfolio yet. So we are assuming a furtherance of that as well as Odyssey has a few. I think we mentioned last quarter that there were a few programs that we had looked at that we’re moving forward with.

Kevin Fischbeck - Lehman Brothers — Analyst
Okay. All right, thanks.

Operator
Dawn Brock, JPMorgan.

Dawn Brock - JPMorgan — Analyst
Good morning, guys. Maybe I just want to dig in a little bit deeper to the last question. Can you guys give us the total number of programs in each company today? I guess first. And then where maybe future divestitures are expected to prune the combined portfolio? Because as you mentioned, the continued rationalization of the VistaCare portfolio — the way that I’m think doing the math, it still seems like we’ve got a couple of extra programs even including all the divestitures that you guys have announced as well as VistaCare coming up to that [110].
And then lastly, do you anticipate combining some provider numbers in order to correct the VistaCare scale challenge and be able to apply some of the Odyssey infrastructure? I don’t know, am I thinking about it the right way that you would want to combine some of the provider numbers in order to get the synergies?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Don, let me handle the first part and then I will talk about the provider number question. As it relates to the sites, I think what you are doing, I believe what Vista does when they talk about the number of sites they give you their total sites including what we call ADS programs whereas we only give you Medicare provider numbers. So as we look at the combined company, what we are trying to do is take the programs they have and the ones that have Medicare provider numbers, use that in our count. So I think that may be why you are having a little bit of difficulty reconciling the two numbers.

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Final Transcript

Dawn Brock - JPMorgan — Analyst
Okay. So, could you just give us really quickly, Dirk, the number of provider numbers that VistaCare has right now?

Dirk Allison - Odyssey HealthCare — SVP and CFO
We are assuming that it is going to be around 30.

Dawn Brock - JPMorgan — Analyst
Okay, excellent.

Bob Lefton - Odyssey HealthCare — President and CEO
In terms of your second question, here is what our strategy is. Upon the closing, we’re going to continue to operate the companies independently, separately from each other. So we are not going to be combining anything at the program level. Then what we will do is work with the local management teams on a market-by-market basis to determine what is the strategy in that particular marketplace. So there might be some consolidations, there might not but it’s going to be determined based on the specifics of that particular market.

Dawn Brock - JPMorgan — Analyst
Okay, excellent. And then maybe the more loaded question that I can give you this morning is does the announcement bring you any closer to visibility on future financial performance or maybe give you a better idea given the transaction of when we can expect guidance?

Bob Lefton - Odyssey HealthCare — President and CEO
That’s something that — we’ve heard everyone loud and clear but it is something that we will continue to evaluate and when we’re in the position that we have good visibility, you guys will be the first to know.

Dawn Brock - JPMorgan — Analyst
Okay, great. Thank you.

Operator
Darren Lehrich, Deutsche Bank.

Darren Lehrich - Deutsche Bank — Analyst
Thanks. Good morning, guys. So I guess just with regard to the outlook for ‘08, I will take a stab at this. Are you basically saying that the deal won’t be dilutive to the consensus numbers that are currently sitting out there right now? Can you just give us a response to that question?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Darren, first let me state and I know everybody understands this, we don’t give guidance. The numbers out there are basically the analyst’s numbers. But that being said, we believe that the transaction in 2008 subject to it closing in the first quarter, the transaction in 2008 will be able to cover the transaction [loss] and be neutral for the year based on that number.

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Final Transcript

Darren Lehrich - Deutsche Bank — Analyst
Okay. And then I guess as I looked at the — or as I think about the integration costs in ‘08, can you just shed a little bit more light on that, Dirk? Obviously you would be integrating them on your new IT platform. Can you just give us a sense for what those costs might be, what other integration costs are that you have planned that we’ll see run through the income statement and a general timeframe on how quickly you can get the IT implemented there?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Yes, Darren, we are looking at this in basically three phases of transition. We’ve got the what we call the ramp down of their corporate overhead. We’ve got the ramp up of the additional corporate overhead we need here to take on these additional patience and company. And then we have the one-time costs. As you look at each of those, we’ve done a detailed review, we have plans by department, by month. We think that plan will take approximately eight months or a little more to complete.
During that eight-month period obviously, we will convert from their current billing system over to our billing system and make all the other needed changes and adjustment we need to make sure that we can continue to run the platform on our IT system. So about an eight-month timeframe and the costs that you will see are kind of divided into those areas.

Darren Lehrich - Deutsche Bank — Analyst
Okay. And then can you just help us with regard to the in-patient unit count? I know they also had been working on developing a number of IPUs in their markets. On a combined basis, how many IPUs do you think you would have by the end of 2008?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Well, let me remind you where we stand today. We have 11 units that are basically up and operating; four units close to being open. So we would have a total of 15. They have six IPUs. So dependant on that, we would be right around 21 IPUs.

Darren Lehrich - Deutsche Bank — Analyst
And will you not be inheriting IPU development programs as well there?

Dirk Allison - Odyssey HealthCare — SVP and CFO
I believe that includes a development program they have underway.

Darren Lehrich - Deutsche Bank — Analyst
Okay. All right. And then I guess just going back to sort of the fundamental question that nags us all, and that is just the internal growth rate, organic growth rate at Odyssey certainly has not come around as quickly as some of us have hoped. So can you just give us a quick snapshot on fourth-quarter trends? I know you are not giving us your earnings today but can you give us some comfort or give us anything really about what kind of trends you are seeing as it relates to organic growth on the Odyssey side of things, please? Thanks.

Dirk Allison - Odyssey HealthCare — SVP and CFO
Yes, what we are seeing in the fourth quarter, we are seeing our admissions growth. We are having admissions growth which is very positive. At the same time our ADC has been flat to a little down as the average length of stay has decreased some.

Darren Lehrich - Deutsche Bank — Analyst

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Final Transcript
Okay. And then I guess just one last question as I’m thinking about, Bob, you mentioned the recruiting and some of the enhanced visibility you have in the industry. I know that you have mentioned turnover and the cost to recruit as an impediment over the last year or so. Can you just give us a feel for where you are salary-wise just competitively as compared to VistaCare? And whether you would need to make some adjustments on the wage side to kind of put your two organizations in equilibrium? Just help us think about that question.

Bob Lefton - Odyssey HealthCare — President and CEO
Yes, I think that overall, where obviously the competition in the local market determines where salaries is and if someone is out of line with one another, that competition quickly takes care of that. So overall market by market, we are pretty comfortable that the salary and benefit package is pretty comparable between the two companies. Again, there might be some differences but nothing overall that we think is substantial.

Darren Lehrich - Deutsche Bank — Analyst
Okay, thanks a lot.

Operator
Eric Gommel, Stifel Nicolaus.

Kirk Streckfus - Stifel Nicolaus — Analyst
Good morning, this is Kirk Streckfus for Eric Gommel. Just a couple of questions for you. I was just wondering if you would be able to give us what percentage of corporate costs you are expecting to cut from this? Just a percentage?

Dirk Allison - Odyssey HealthCare — SVP and CFO
At this point in time, it is still early. As you know in this process the deal has not closed. So we are not in the position to give that at this point.

Kirk Streckfus - Stifel Nicolaus — Analyst
Okay. And can you just give me how many VistaCare programs you are expecting to eliminate?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Well I think what Bob said was that we are in agreement with the Vista management that has already identified programs to close and they continue to work on that now and those that are complete by the time of the transaction, we will continue to work with them on and will continue that process and close. And again, I think they announced last quarter the number. I thought it was around 10 but I am not sure of that.

Kirk Streckfus - Stifel Nicolaus — Analyst
Okay, thank you.

Operator
Matt Ripperger, Citigroup.

Jie Bao - Citigroup — Analyst

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Final Transcript
This is Jie Bao for Matt Ripperger here. Regarding corporate costs, can you just give some color in terms of the different areas billing and IT? And how many people of VistaCare has now in the different areas of your corporate costs, how many employees in billing for example and how many employees in IT?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Jie, we do have a detailed listing of all the employees that they have in those areas. I don’t have the count with me now. But clearly from our transition standpoint, we have a detailed plan, a detailed listing of those employees. We’ve identified those that obviously are a very important part of this transaction as we transition over to our system. So while I don’t have the count, we do have that in our plan.

Jie Bao - Citigroup — Analyst
Okay. Are those the two main cost areas in corporate — what are the other main costs in the corporate cost area?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Yes, you would basically — the largest areas that you would find in their corporate department as you would in ours would be the billing, IT, finance, that area.

Jie Bao - Citigroup — Analyst
Okay. And when I look at your corporate costs as a percent of revenue, I think you are running around 10% and VistaCare about 15%. And the other peer in the industry which is larger in revenues is running around 8%. You talked about that your corporate cost infrastructure is leverageable. So is it intellectually correct to assume that the pro forma corporate cost as a percent of revenue should not go above 10%, which is where Odyssey is at now?

Bob Lefton - Odyssey HealthCare — President and CEO
Yes, that would be a fair assumption Jie.

Jie Bao - Citigroup — Analyst
Sorry. And on the EBITDA margins, VistaCare had stated their objective of a 10% EBITDA margin and I think Odyssey is running below 10% in ‘07. Is that a good EBITDA margin objective for you after completing the integration of the two companies?

Dirk Allison - Odyssey HealthCare — SVP and CFO
We do believe it is. You know what we said before, while we are running a little below 10% now, more in the 8% there around, we are making a lot of investments in ‘07 such as the IT system and the IPU programs and those will basically start going away in ‘08. What this allows us to do is to continue to leverage our overhead. So as we get into the ‘09 and ‘10 year end, we believe that we will be able to approach 10% or so.

Jie Bao - Citigroup — Analyst
Okay. Your fiscal intermediary for you and Odyssey — or do have the same FI?

Dirk Allison - Odyssey HealthCare — SVP and CFO
We actually have three FIs, one of which is our major FI with about 70% of our programs. That particular FI has 100% of the Vista program.

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Final Transcript

Jie Bao - Citigroup — Analyst
Okay. And can you — what is the current accrued Medicare Cap liability on VistaCare’s book? I think they were at 11 — 12 million as of the end of the fiscal quarter. Have they — did they pay any Medicare Cap since the quarter?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Well, that would — I guess the nonpublic information that they would need to share with you but typically what happens as you know with timing, during the calendar fourth quarter and certainly in the calendar first quarter of this year, we all would be paying Medicare Cap liability from 2006.

Jie Bao - Citigroup — Analyst
Okay. So when you state your cash balance after the transaction, that is before the cap liability?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Yes, we are making a conservative viewpoint on the cash that we bring over from Vista as well as their Medicare liability and what needs to be paid. So that is where we got that number from.

Jie Bao - Citigroup — Analyst
Okay. Okay, great. Thanks.

Operator
(OPERATOR INSTRUCTIONS) [Jeff Enwinder], Standard & Poor’s.

Jeff Enwinder - Standard & Poor’s — Analyst
Good morning. Just a quick follow-up, Dirk, and just to clarify. On the IT investment, the bulk of that was made in ‘07 and I think you had said earlier that you expected it to tail off in ‘08. With the acquisition, is that still the case?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Well, if you take Odyssey by itself, we should be through by March, so it’s a good timing as we talk about the closure of this deal. What we will do then is we will extend obviously the cost will be extended as we then need to convert the programs that we bring over from Vista onto our system. But again, those are costs that we have included as we talk about the transition costs in this deal.

Bob Lefton - Odyssey HealthCare — President and CEO
And let me just clarify when Dirk says March, that is in terms of the opening. We are and I think as we’ve talked about in the past, we as well as I think everybody in the industry is experiencing a delay in getting Medicare certification for not just the in-patient programs but really any new — did you say IPU or IT?

Jeff Enwinder - Standard & Poor’s — Analyst
IT.

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Final Transcript

Bob Lefton - Odyssey HealthCare — President and CEO
I’m sorry, I’m sorry.

Jeff Enwinder - Standard & Poor’s — Analyst
And also, just to follow up on Jie Bao’s questions. The EBITDA levels, you had previously been looking for the 10% to 12% range three to five years out. Is that still a good long-term goal? And are you still looking within that timeframe?

Dirk Allison - Odyssey HealthCare — SVP and CFO
Yes, that is still a good goal and it is still within that timeframe.

Jeff Enwinder - Standard & Poor’s — Analyst
Great, thanks very much.

Bob Lefton - Odyssey HealthCare — President and CEO
Sure.

Operator
Frank Morgan, Jefferies & Co.

Frank Morgan - Jefferies & Co. — Analyst
Good morning. This is not your normal question from an equity analyst but in terms of debt, I guess this is the first time we’ve seen any of the companies in any significant way use leverage. And I was wondering if you could talk a little bit about GE’s process at looking at leverage in this industry? And kind of your target for paying that debt down, was there any significance to that six-year term? If you could elaborate on the process of securing the debt to use for this acquisition? Thanks.

Dirk Allison - Odyssey HealthCare — SVP and CFO
Sure, Frank. You know one of the things that this industry has in its favor, along with a lot of other things, but certainly it is the strong cash flow from a free cash flow standpoint, very little CapEx as a percent of revenue. So as we look at this transaction, GE looked at it, they are comfortable with our cash flow, they are comfortable with our leverage profile. There is no real significance to the six year other than that is the way we structured it. We will significantly delever over a three- to five-year period. So no magic and we feel like the leverage that we are starting with is very manageable.

Frank Morgan - Jefferies & Co. — Analyst
Thank you.

Operator
And there are no further questions at this time. I will now turn the call back over to Mr. Lefton, our President and CEO, for closing remarks.

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Final Transcript

Bob Lefton - Odyssey HealthCare — President and CEO
Thanks. Well, we appreciate your interest in Odyssey and your participation on the call. We look forward to fulfilling the potential of this acquisition and we will keep you informed of our progress. Have a good day and thanks.

Operator
And thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect. Good day.

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